# SEC Schedule 13G/A (Amendment No. 28) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amazon.com, Inc., CIK 0001018724
CUSIP: 023135106
Title of class of securities: Common Stock, Par Value $.01
Address of issuer's principal executive offices: 410 Terry Avenue North, Seattle, Washington (WA), 98109-5210
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000891020-98-000175
Filed by CIK 0001043298

## Reporting persons
- Jeffrey P. Bezos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 964,340,319; shared voting power 0; sole dispositive power 883,258,188; shared dispositive power 0; aggregate amount beneficially owned 964,340,319 (9% of the class)

## Item 1. Issuer
Name of issuer: Amazon.com, Inc.
Address of issuer's principal executive offices: 410 Terry Avenue North, Seattle, WA, 98109-5210

## Item 2. Person Filing
Name of person filing: This Amendment No. 28 to Schedule 13G relates to Jeffrey P. Bezos.
Address of principal business office or, if none, residence: The business address of the reporting person is 410 Terry Avenue North, Seattle, WA 98109-5210.
Citizenship: Mr. Bezos is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 964,340,319
Percent of class: 9.0%
Sole power to vote or to direct the vote:
964,340,319

Includes 81,082,131 shares as to which Mr. Bezos exercises sole voting authority pursuant to a voting agreement and proxy.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 883,258,188
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jeffrey P. Bezos: /s/ Jeffrey P. Bezos, Jeffrey P. Bezos (10/08/2025)